UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-41425

金太阳科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (“Form 6-K Report”) shall be deemed to be incorporated by reference into the registration statement on Form S-8, as amended (Registration Number 333-292166) of Golden Sun Technology Group Limited (the “Company”), to be a part thereof from the date on which this Form 6-K Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Official Name Change

At the opening of trading on Thursday, February 5, 2026, the Class A ordinary shares of Golden Sun Technology Group Limited (the “Company”) is expected to begin trading on the Nasdaq Capital Market under the new name “Golden Sun Technology Group Limited.” The Company’s CUSIP number will remain the same. The name change reflects the Company’s new business strategy and its future development plans.

On February 4, 2026, the Company issued a press release announcing the name change. A copy of such press release is filed as Exhibit 99.1 to this Form 6-K Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date: February 4, 2026

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated February 4, 2026, Announcing Corporate Name Change

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